FORM U-12(I)-A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-A

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
1935 by a Person Employed or Retained by a Registered Holding Company or a
Subsidiary Thereof

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

Mary Ellen Paravalos
Manager, ITC Development
National Grid USA Service Company, Inc.
25 Research Drive
Westborough, MA 01582

2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

None.

3. Registered holding company systems involved.

National Grid USA (a registered holding company) and associated companies.

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

Representing National Grid USA Service Company, Inc. and associated companies, including National Grid USA and GridAmerica Holdings Inc., in May 27th meeting with commissioner and staff of the Federal Energy Regulatory Commission relating to electric transmission policy. Only routine expenses involved.

5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for services described in Item 4, above, and the sources of such compensation.

See attached Exhibit A.

(b)Names of persons with whom the undersigned has divided or is to divide her compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

None.

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

(a) Total amount of routine expenses: $1,277

(b) Itemized list of all other expenses: None

National Grid USA Service Company, Inc.

By:   s/Mary Ellen Paravalos
      Mary Ellen Paravalos

Date: June 10, 2004

EXHIBIT INDEX

Exhibit No.	Description	Page

A	Information pursuant to Item 5	Filed herewith

EXHIBIT A

Name of Recipient -----------------	Salary or other compensation received or to be received (a) ---------------------	Person or company from whom received or to be received -----------------------

Mary Ellen Paravalos	[*]	National Grid USA Service Company, Inc.

[*] Filed under confidential treatment pursuant to Rule 104(b)

(a) The information listed above is for base salary for 2004. The time devoted to the activities described in item 4 above represents only a small fraction of the time devoted to Ms. Paravalos's duties as Manager, ITC Development.